FSD PHARMA INC.
199 Bay St. Suite 4000
Toronto, Ontario Canada
M5L 1A9
Email: info@fsdpharma.com
Website: www.fsdpharma.com

October 26, 2023

Re: Special Meeting of Securityholders of FSD Pharma Inc. to be held on November 20, 2023 (the "Meeting")

I, Zeeshan Saeed, Chief Executive Officer, Co-Chairman, and a Director of FSD Pharma Inc. (the "**Company**"), hereby certify that:

(a) arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 (the "**Instrument**"), to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b) arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a); and

(c) the Company is relying on section 2.20 of the Instrument to abridge the time prescribed in subsections 2.1(b), 2.2(1) and 2.5(1) of the Instrument.

"*Zeeshan Saeed*"

Zeeshan Saeed
Chief Executive Officer, Co-Chairman, and
Director of the Company.